SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 13)*
Altisource Asset Management Corporation
(Name of Issuer)
Common stock, par value $0.01 per share
(Title of Class of Securities)
02153X108
(CUSIP Number)
Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 2, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

27,786 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

27,786 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,786 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 27,786 Shares issuable upon the conversion of Preferred Stock. See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock, assuming no other Luxor Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,214 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,214 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,214 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 12,214 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock, assuming no other Luxor Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

125,910 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

125,910 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,910 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 36,654 Shares issuable upon the conversion of Preferred Stock. See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no other Luxor Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

125,910 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

125,910 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,910 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 36,654 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, other than the Offshore Master Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,426 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,426 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,426 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 2,426 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no other Luxor Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,426 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,426 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,426 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 2,426 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, other than the Thebes Master Fund, the Separately Managed Account or either Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Liquidating SPV, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,878 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,878 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,878 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 13,878 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, the Separately Managed Account or the Offshore Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Liquidating SPV, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,151 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,151 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,151 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 22,151 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock assuming no Luxor Fund, the Separately Managed Account or the Onshore Liquidating SPV has converted any Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

168,335 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

168,335 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

168,335 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 79,079 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

209,256 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

209,256 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,256 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

209,256 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

209,256 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,256 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

209,256 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

209,256 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

209,256 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.3% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 120,000 Shares issuable upon the conversion of Preferred Stock.  See Item 5(a).

(2) Calculated in accordance with the Blocker restrictions of the Preferred Stock.  See Item 5(a).

The following constitutes Amendment No. 13 to the Schedule 13D filed by the undersigned ("Amendment No. 13"). This Amendment No. 13 amends the Schedule 13D, as previously amended, as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
A total of approximately $52,934,278 was paid to acquire the Shares reported as beneficially owned by the Offshore Master Fund (excluding Shares issuable upon conversion of Preferred Stock). The funds used to purchase these Shares were obtained from the general working capital of the Offshore Master Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such Shares were obtained from any margin account borrowings.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 1,579,722 Shares outstanding, which is the total number of Shares outstanding as of October 28, 2016 as reported on the Issuer's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 7, 2016.
The Series A Convertible Preferred Stock, Par Value $0.01 Per Share ("Preferred Stock"), reported owned by the Reporting Persons contain "blocker" provisions that could restrict the Reporting Persons' ability to convert all or a portion of the Preferred Stock to the extent that in no event will any holder of Preferred Stock be allowed to accept an aggregate number of Shares (taking into account Shares obtained upon conversion of the Preferred Stock or otherwise) that, when taken together with the Shares beneficially owned by such holder and any affiliates of such holder, collectively exceeds 9.9% of the Shares outstanding on the trading date immediately prior to the date of conversion (the "Blocker").
As of the date hereof, the Onshore Fund may be deemed to have beneficially owned 27,786 Shares, including 27,786 Shares issuable upon the conversion of Preferred Stock, the Offshore Master Fund may be deemed to have beneficially owned 125,910 Shares, including 36,654 Shares issuable upon the conversion of Preferred Stock, the Wavefront Fund may be deemed to have beneficially owned 12,214 Shares, including 12,214 Shares issuable upon the conversion of Preferred Stock, the Thebes Master Fund may be deemed to have beneficially owned 2,426 Shares, including 2,426 Shares issuable upon the conversion of Preferred Stock, the Onshore Liquidating SPV may be deemed to have beneficially owned 13,878 Shares, including 13,878 Shares issuable upon the conversion of Preferred Stock and the Offshore Liquidating SPV may be deemed to have beneficially owned 22,151 Shares, including 22,151 Shares issuable upon the conversion of Preferred Stock constituting approximately 1.7%, 7.8%, less than 1%, less than 1%, less than 1% and 1.4%, respectively, of the outstanding Shares.
The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the 125,910 Shares beneficially owned by the Offshore Master Fund, including 36,654 Shares issuable upon the conversion of Preferred Stock, constituting approximately 7.8% of the outstanding Shares. The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to have beneficially owned the 2,426 Shares owned directly by the Thebes Master Fund, including 2,426 Shares issuable upon the conversion of Preferred Stock, constituting less than 1% of the Shares outstanding.
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund, may be deemed to have beneficially owned the 168,335 Shares, including 79,079 Shares issuable upon the conversion of Preferred Stock, beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund, constituting approximately 10.1% of the Shares outstanding calculated in accordance with the Blocker restrictions.

Luxor Capital Group, as the investment manager of the Luxor Funds, the Offshore Liquidating SPV and the Separately Managed Account, and as the manager of the Onshore Liquidating SPV, may be deemed to have beneficially owned 209,256 Shares, including the 168,335 Shares owned in the aggregate by the Luxor Funds, including 79,079 Shares issuable upon the conversion of Preferred Stock owned by the Luxor Funds, and the 40,921 Shares beneficially owned in the aggregate by the Liquidating SPVs and the Separately Managed Account, including 40,921 Shares issuable upon the conversion of Preferred Stock owned by the Liquidating SPVs and the Separately Managed Account, constituting approximately 12.3% of the Shares outstanding calculated in accordance with the Blocker restrictions.
Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 209,256 Shares beneficially owned by Luxor Capital Group, including 120,000 Shares issuable upon the conversion of Preferred Stock, constituting approximately 12.3% of the Shares outstanding calculated in accordance with the Blocker restrictions.
Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 209,256 Shares owned by Luxor Management, including 120,000 Shares issuable upon the conversion of Preferred Stock, constituting approximately 12.3% of the Shares outstanding calculated in accordance with the Blocker restrictions.
Item 5(c) is hereby amended to add the following:
(c) The transactions effected by the Reporting Persons since the filing of Amendment No. 12 to the Schedule 13D, are set forth on Schedule B attached hereto.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	December 5, 2016
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS LIQUIDATING SPV, LLC

By:	Luxor Capital Group, LP Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE LIQUIDATING SPV, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE B
TRANSACTIONS EFFECTED BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 12 TO THE SCHEDULE 13D
Class of Security	Amount of Securities (Sold)	Price ($)	Date of Transactions

LUXOR WAVEFRONT, LP

Common Stock	(2,384)	30.9030	11/16/2016
Common Stock	(1,335)	30.0000	11/17/2016
Common Stock	(1,621)	29.0882	11/29/2016
Common Stock	(1,144)	29.0333	11/29/2016
Common Stock	(2,288)	28.3760	12/1/2016
Common Stock	(1,167)	28.1266	12/2/2016
Common Stock	(55,356)	24.0000	12/5/2016
THEBES OFFSHORE MASTER FUND, LP

Common Stock	(116)	30.9030	11/16/2016
Common Stock	(65)	30.0000	11/17/2016
Common Stock	(79)	29.0882	11/29/2016
Common Stock	(56)	29.0333	11/29/2016
Common Stock	(112)	28.3760	12/1/2016
Common Stock	(57)	28.1266	12/2/2016
Common Stock	(2,700)	24.0000	12/5/2016
LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

Common Stock	(41,944)	24.0000	12/5/2016